MS-325 for Magnetic Resonance Angiography submitted for approval in the U.S.

Berlin, December 16, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that MS-325, its new contrast agent for Magnetic Resonance Angiography (MRA), has been submitted for marketing approval in the United States by its development partner EPIX Medical Inc. (Nasdaq: EPIX). MS-325 is the first MR blood pool contrast agent which has successfully completed clinical development for vascular imaging.

"MS-325 offers a real breakthrough in the field of vascular imaging. It is an innovative MRA contrast agent for the detection of structural abnormalities, such as stenosis and aneurysm, in patients with known or suspected vascular disease," said Michael Rook, Head of Diagnostics & Radiopharmaceuticals at Schering AG. "When approved, MS-325 will make the application of MRA more convenient. MS-325 could bring substantial benefit to a large number of patients who currently either have to undergo catheter-based X-Ray Angiography (XRA) or where, for health reasons, no other alternative is available. With its unique characteristics, MS-325 may lead to a broad utility of contrast enhanced MRA and thus to a wider adoption of this method."

Due to the prolonged blood residence time of MS-325 as compared to currently available (extracellular) contrast media, MS-325 enhanced MRA will offer the clinician a more robust and flexible method to perform a comprehensive diagnostic work-up. MRA with MS-325 may represent an alternative to XRA as a minimally invasive, safe and cost-effective way of visualizing the complete vascular system with a single injection.
Millions of people world-wide suffer from various forms of vascular disease. In the U.S. alone more than 60 million people are affected and approximately 5 million X-Ray Angiograms are performed every year. In Europe, the number of X-Ray Angiograms is about 4 million per year. Schering plans to submit MS-325 for approval in Europe later in 2004.

Additional information

About MS-325

MS-325 is a gadolinium-based Magnetic Resonance Imaging (MRI) blood pool contrast agent optimized for prolonged vascular enhancement. After intravenous injection, MS-325 binds reversibly to human serum albumin in plasma thus providing an extended imaging time window in addition to a higher relaxivity (efficacy) over currently available contrast agents. MS-325 is designed to provide more flexibility and versatility including high resolution scans in the clinical practice of MRA.

Summary of the MS-325 Clinical Trial Program

In all four phase III trials, based on blinded interpretation of about 3400 blood vessels, MS-325 provided clinically significant improvement in diagnostic efficacy compared to non-contrast MRA. Furthermore, the overall accuracy of MS-325-enhanced MRA was as good as that obtained with X-Ray Angiography.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:
Media Relations: Kimberley Jordan, T:+1-973-487 2592, kimberley_jordan@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng

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Comment on the Reuters' information from December 16, 2003

Berlin, December 16, 2003 - Schering AG, Germany, (FSE: SCH, NYSE: SHR) announced that an information on Reuters included incorrect details in regard to net sales and earnings expected by Schering. In particular, the statement that Schering would expect a decline in net sales in Euro of around 9% for 2003 is incorrect. Instead the company expects a decline in net sales only in the mid single-digit range on the basis of solid organic sales growth in local currencies and negative currency effects.

Based on the figures for the full year 2003, Schering will publish its outlook for 2004 early in the new year. For this reason, any further information given in the Reuters note will not be commented at this point in time.

END

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de Investor Relations: Niels Matusch, T: +49-30-468 150 62, niels.matusch@schering.de


Find additional information at: www.schering.de/eng